SECURIT 04015539 /MMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 16 2004
803

SEC RECEIVED MAR - 1 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-26614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
JUL 23 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06905-4317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Karaffa (804) 289-2325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *Robert T. Methven*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Capital Brokerage Corporation as of *December 31, 2003*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

President and CEO

Title

2-12-04

Notary Public

OFFICIAL SEAL
DIANA L DEBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10-16-06

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [√] (g) Computation of Net Capital.
- [√] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL BROKERAGE CORPORATION

Balance Sheets

December 31, 2003 and 2002

(Dollar amounts in thousands, except share amounts)

Assets		2003	2002
Cash and cash equivalents	$	9,360	16,229
Debt securities, at fair value		1,017	1,033
Warrants, at cost		20	20
Commissions receivable		525	647
Receivable from affiliates		295	32
Deferred tax asset		351	652
Other assets		90	80
Total assets	$	11,658	18,693
Liabilities and Shareholder's Interest			
Liabilities:			
Accounts payable and accrued liabilities	$	959	1,769
Commissions payable		30	30
Payable to affiliates		524	1,530
Current income taxes payable to affiliate		1,980	1,389
Total liabilities		3,493	4,718
Shareholder's interest:			
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares		10	10
Additional paid-in capital		4,532	4,532
Retained earnings		3,623	9,433
Total shareholder's interest		8,165	13,975
Total liabilities and shareholder's interest	$	11,658	18,693

See accompanying notes to financial statements.